

FOR IMMEDIATE RELEASE

For more information, contact:
Richard L. Bergmark, + 1 713 328 2101
Fax: +1 713 328 2151

CORE LAB REPORTS Q2 2012 EPS OF $1.16, EX-ITEMS;
Q2 2012 OPS MARGINS AT 31%, Y-O-Y INCREMENTAL MARGINS AT 65%;
2012 YTD FCF EQUALS $86 MILLION

AMSTERDAM (18 July 2012) - Core Laboratories N.V. (NYSE: "CLB US" and NYSE Euronext: "CLB NA") reported second quarter 2012 net income of $55,350,000 and earnings per diluted share ("EPS") of $1.16, an increase of 29% over year-ago second quarter totals, excluding the benefit from a lower effective tax rate, losses from foreign currency translations, and non-operational expense items, including NYSE Euronext listing-related fees; all "items" netting to a charge of $0.05 per share. US GAAP EPS was $1.11 for the quarter. Second quarter 2012 revenue increased 9% over prior year levels to $247,006,000 as North American rig counts were down slightly from year-end 2011 and international rig counts were up only 4% over year-ago totals. Second quarter 2012 operating income reached $76,024,000, ex-items, yielding operating margins of 31%, both all-time quarterly highs for Core. Year-over-year quarterly incremental margins, defined as the change in operating income divided by the change in revenue, ex-items, were 65%.

Free cash flow ("FCF"), defined as cash from operations in excess of capital expenditures, reached $39,508,000 for the quarter, and the Company's diluted share count was decreased to 47,791,000 shares. During the quarter, the Company returned almost $50,561,000 to its shareholders, equaling $1.06 per diluted share, by repurchasing 299,104 shares for approximately $37,271,000 and paying dividends of approximately $13,290,000.

The record second quarter resulted from the Company's continued focus on worldwide crude-oil related and large LNG projects, especially those involved with the development of deepwater fields offshore West and East Africa, the eastern Mediterranean, Brazil, and the Gulf of Mexico, underpinned by operational excellence. The number of projects related to the development of unconventional oil production from shale reservoirs in the United States remains at high levels.

Comparing the first six months of 2012 to the first half of 2011, Core's revenue increased 11% to $481,197,000; net income was up 23% to $106,867,000; and EPS was up 26% to $2.23. First half 2012 operating margins were 30%, up 390 basis points, over the year-earlier period, while FCF reached $86,000,000.

As reported the previous eleven quarters, the Board of Supervisory Directors (the "Board") of Core Laboratories N.V. has established an internal performance metric of achieving a return on invested capital ("ROIC") in the top decile of the service companies listed as Core's peers by Bloomberg Financial. Based on Bloomberg's calculations for the latest comparable data available, Core's ROIC was the highest in its oilfield services Comp Group. Moreover, the Company had the highest ROIC to Weighted Average Cost of Capital ("WACC") ratio and the lowest WACC in the Comp Group.

Segment Highlights

Core Laboratories reports results under three operating segments: Reservoir Description, Production Enhancement, and Reservoir Management.

Reservoir Description

In the second quarter of 2012, Reservoir Description operations, which are mainly focused on deepwater international and Gulf of Mexico crude-oil projects, posted record quarterly revenue of $126,462,000, up 6% compared with year-ago levels even though total international rig counts were only up 4% year-over-year. Operating profit reached a quarterly record of $38,904,000, up 28%, ex-items, over the second quarter of 2011. Operating margins, ex-items, were a record 31%, up 500 basis points over year-earlier levels.

Reservoir Description's second quarter record revenue and record operating margins of 31% resulted, in part, from increasing client demand to measure reservoir rock and reservoir fluid properties at reservoir-condition temperatures and pressures, which are laboratory-based analyses that generate high margins. Moreover, the Company continued to avoid low-technology, low-margin, and low-ROIC projects by not offering outdated, ambient-condition core analysis testing at the well site. Compared with reservoir-condition core analysis, Core Laboratories has found that core analysis data sets generated at the well site are of much lower quality, and Core does not believe lower quality data provide value to oil companies.

Reservoir Description operations continued to work on large core analysis and crude-oil testing programs, in addition to reservoir fluids phase-behavior studies from deepwater offshore West and East Africa, the Eastern Mediterranean region, the Middle East, and Asia-Pacific areas. Thousands of feet of cores from Cretaceous and Tertiary-aged sedimentary fan reservoirs from both coasts of Africa are being analyzed to describe these complex petroleum systems. Hundreds of reservoir fluid samples consisting of crude oils, condensates, natural gases, and waters are being characterized for composition and phase-behavior relationships. The data sets will be used to plan the full-scale developments of these recent discoveries. Large Middle Eastern projects include the use of advanced rock properties and reservoir fluid characterizations to increase the productive capacity of existing fields, some of which have already been in production for decades. Asia-Pacific work continues offshore Malaysia, India, Indonesia, and Australia.

In deepwater Gulf of Mexico, Core worked on its largest project ever in the lower Tertiary section while providing integrated reservoir conditions reservoir rock and fluids data sets. Core also expanded the number of clients and number of projects from the deepwater to an all-time high. The Company expects industry activity levels to equal or surpass pre-moratorium levels during the third quarter of 2012.

From onshore in North America, thousands of feet of core from unconventional shale reservoirs are being characterized for their potential to produce oil and natural gas liquids. Sequences from the Permian basin, Bakken and Eagle Ford plays are undergoing extensive rock properties and advance rock properties testing to determine production and stimulation programs to maximize daily production and ultimate hydrocarbon recovery rates. Bakken cores are being tested for susceptibility and potential effectiveness of the use of light hydrocarbon gases and water flooding to enhance ultimate recovery rates.

Production Enhancement

Production Enhancement operations reported second quarter 2012 revenue of $99,547,000 and operating income of $30,148,000, up 12% and 23% respectively, over year-earlier quarterly totals, ex-items. Operating margins, ex-items, were up 300 basis points to 30%.

Production Enhancement continues to benefit from increasing market penetration and evolution of its patented and proprietary technologies and services. Core's HTD-Blast™ technology, which originally delivered up to eight perforating guns to the toe portion of an extended reach horizontal well, has been significantly improved and the Company is now offering HTD-Blast^{TM} XL. The HTD-Blast^{TM} XL (for eXtended Length) system has delivered up to 27 perforating guns in vertical well bores that penetrate sedimentary sequences that contain 20+ unconventional reservoirs, similar to sequences present in the Permian Basin. In addition, the gun firing sequence can be changed to ensure a more effective perforating event. The HTD-Blast^{TM} XL system decreases an operator's cost while increasing the potential of the well bore to produce at higher daily rates and improving ultimate hydrocarbon recoveries from the reservoir. With further technological development, HTD-Blast^{TM} XL will be deployable on coiled tubing in extended reach horizontal wells.

The Company's patented and proprietary diagnostics technology was used to determine the effectiveness of a large and complex stacked frac pack in Tertiary-aged reservoirs in the deepwater Gulf of Mexico. Diagnostics data sets were used by the operator to ensure that maximum production rates could be achieved for extended periods of time without interruption and well shut-in time.

Reservoir Management

Reservoir Management operations reported second quarter 2012 revenue of $20,997,000, up 15% from year-earlier totals and operating profit, ex-items, of $7,142,000 yielding operating margins of 34%.

Core's _Eagle Ford Shale Study_ now has 39 industry participants as the Company continues to analyze thousands of feet of core from primarily the oil-prone areas in southwestern Texas. The industry also continues to have strong interest in unconventional oil reservoirs in the Permian basin as the Company has received dozens of cores, including two cores from the Wolfcamp section, each measuring over 1,000 feet, from which results will be included in the Company's _Midland Basin Study_. The _Midland Basin Study_ has 28 industry participants.

The importance of Core's _Granite Wash Regional Study_ was cited by an industry expert in a featured article in the July issue of the _AAPG Explorer_ magazine. Study results helped the operator understand the complexities of the multiple-stacked reservoirs prevalent in the Granite Wash sequence unlocking the potential of trillions of cubic feet of natural gas and natural gas equivalents.

Internationally, Reservoir Management, in its continuing co-operation with Petrobras, now has six studies detailing the petroleum geology and reservoir potential of onshore and offshore Brazil. Core's newest study, _Equatorial Basins of Western South America_, contains cores and cutting samples from the multiple sedimentary basins in shallow and deepwater areas.

In addition, Core's _Deepwater Campos Basin, Santos Basin, Cretaceous Carbonates of the Southeastern Margin_ and _Pre-Salt Phase II Brazil_ studies now have over 30 industry participants. The combination of these studies contain the most comprehensive data sets of Cretaceous-aged carbonate sequences which make up the reservoir complex of offshore, deepwater pre-salt giant and super-giant field developments. Petrobras remains Core's largest and most important national oil company client.

Free Cash Flow, Share Repurchases, Dividends, Capital Returned To Shareholders

During the second quarter of 2012, Core Laboratories generated $47,105,000 of cash from operating activities and had capital expenditures of $7,597,000, yielding $39,508,000 in FCF. For the quarter, Core returned almost $50,561,000, or $1.06 per diluted share, to its shareholders in the forms of share repurchases and dividends. The FCF was used to pay approximately $13,290,000 in cash dividends, and to repurchase 299,104 shares at a cost of $37,271,000 while the average price paid per share since the inception of the repurchase program is approximately $25.00. Year-over-year, Core decreased its average diluted quarterly share count by approximately 2%, from 48,662,000 to 47,791,000.

On 16 April 2012, the Company's Board announced a quarterly cash dividend of $0.28 per share that was paid in the second quarter of 2012. This amount represented a 12% increase over the quarterly dividends of $0.25 per share that were paid in 2011, and if paid each quarter of 2012, would equal a payout of $1.12 per share of common stock. The quarterly $0.28 per share cash dividend was paid on 25 May 2012 to shareholders of record on 27 April 2012. Dutch withholding tax was deducted from the dividend at the rate of 15%.

On 10 July 2012, the Board announced a cash dividend of $0.28 per share of common stock payable in the third quarter of 2012. The quarterly $0.28 per share cash dividend will be paid on 20 August 2012 to shareholders of record on 20 July 2012. Dutch withholding tax will be deducted from the dividend at a rate of 15%.

Return On Invested Capital

As reported in the previous eleven quarters, the Company's Board has established an internal performance metric of achieving an ROIC in the top decile of the oilfield service companies listed as Core's peers by Bloomberg Financial. The Company and its Board believe that ROIC is a leading performance metric used by shareholders to determine the relative investment value of publicly traded companies. Further, the Company and its Board believe shareholders will benefit if Core consistently performs in the highest ROIC decile among its Bloomberg peers. According to the latest financial information from Bloomberg, Core Laboratories' ROIC was the highest of any of the oilfield service companies listed in its Comp Group. Several of the peer companies failed to post ROIC that exceeded their WACC, thereby eroding capital and shareholder value. Core's ratio of ROIC to WACC is the highest, and its WACC is the lowest, of any company in the Comp Group.

Comp Group companies listed by Bloomberg include Halliburton, Schlumberger, Carbo Ceramics, FMC Technologies, Baker Hughes, Cameron International, Oceaneering, National Oilwell Varco, and Oil States International, among others. Core will update the ROIC for the oilfield services sector for the second quarter 2012 in its third quarter 2012 earnings release.

NYSE Euronext Amsterdam Stock Exchange Dual Listing

Core Laboratories completed its dual listing of shares on the NYSE Euronext Exchange in Amsterdam on Wednesday, 16 May 2012. In addition to continuing to trade on the NYSE under the symbol CLB US, the company also trades under the symbol CLB NA on the NYSE Euronext Amsterdam Exchange. No additional new shares were issued with this listing and European ownership of Core's shares has increased to approximately 7.2%, up from approximately 5% only two quarters ago.

Third Quarter 2012 Earnings Guidance and Full-Year 2012 Outlook

For 2012, the Company expects increasing international growth, especially in deepwater projects supported by the scheduled arrivals of additional deepwater rigs. Deepwater pre-salt activities in several international basins, such as the Kwanza Basin in offshore Angola, should increase for the remainder of 2012. In addition, Core should benefit from increasing activities in the deepwater Gulf of Mexico, which is projected to approach and surpass early 2008 highs by the third quarter of 2012. Core will also benefit from increasing activities in unconventional oil-shale reservoirs, not only in North America, but also South America and North Africa. The Company expects to generate $200,000,000 in revenue from primarily oil-shale reservoirs in 2012.

As a result of the Company's outlook, for the third quarter of 2012, Core expects revenue of approximately $250,000,000 to $260,000,000, with EPS between $1.17 and $1.25, where the midpoints of guidance represent a revenue increase of approximately 10% and EPS growth of 21% over third quarter 2011 totals, excluding year-ago non-operational gains and charges. Third quarter 2012 operating margins are projected to be approximately 31% with an expected effective tax rate of approximately 25%.

For 2012, Core expects to generate approximately $200,000,000 in free cash flow, an all-time high, while increasing capital expenditures to an estimated $33,000,000. This capital program, the largest in the Company's history, is in response to anticipated strong client demand for Core's proprietary and patented technologies in 2012 and into 2013. Up to 80% of the 2012 capital program will address opportunities that are driven by increasing client activity levels, primarily in international areas. The Company will maintain its strict ROIC standard when deploying 2012 capital with the goal of Core remaining the industry leader for returns on invested capital.

The Company has scheduled a conference call to discuss Core's second quarter 2012 earnings announcement. The call will begin at 7:30 a.m. CDT on Thursday, 19 July 2012. To listen to the call, please go to Core's website at www.corelab.com.

Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenue, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2011 Form 10-K filed on 15 February 2012, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance. The Company undertakes no obligation to publicly update any forward looking statement to reflect events or circumstances that may arise after the date of this press release.

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended	
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
REVENUE	$ 247,006	$ 225,785	$ 481,197	$ 432,518
OPERATING EXPENSES:				
Costs of services and sales	156,380	152,273	305,520	289,023
General and administrative expenses	10,205	9,757	20,379	19,281
Depreciation and amortization	5,077	5,805	10,960	11,636
Other (income) expense, net	3,218	147	(1,694)	(1,724)
OPERATING INCOME	72,126	57,803	146,032	114,302
Loss on exchange of Senior Exchangeable Notes	—	210	—	839
Interest expense	2,178	2,499	4,368	4,859
INCOME BEFORE INCOME TAX EXPENSE	69,948	55,094	141,664	108,604
INCOME TAX EXPENSE	16,997	14,710	34,783	22,228
NET INCOME	52,951	40,384	106,881	86,376
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	35	(67)	14	(365)
NET INCOME ATTRIBUTABLE TO CORE LABORATORIES N.V.	$ 52,916	$ 40,451	$ 106,867	$ 86,741
Diluted Earnings Per Share:	$ 1.11	$ 0.83	$ 2.23	$ 1.77
WEIGHTED AVERAGE DILUTED COMMON SHARES OUTSTANDING	47,791	48,662	47,868	48,942
SEGMENT INFORMATION:				
Revenue:				
Reservoir Description	$ 126,462	$ 118,758	$ 242,568	$ 226,379
Production Enhancement	99,547	88,787	196,280	170,885
Reservoir Management	20,997	18,240	42,349	35,254
Total	$ 247,006	$ 225,785	$ 481,197	$ 432,518
Operating income (loss):				
Reservoir Description	$ 38,076	$ 26,629	$ 70,491	$ 53,067
Production Enhancement	29,564	24,500	63,095	47,762
Reservoir Management	7,113	7,307	15,028	13,971
Corporate and other	(2,627)	(633)	(2,582)	(498)
Total	$ 72,126	$ 57,803	$ 146,032	$ 114,302

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(amounts in thousands)

ASSETS:		30 June 2012		31 December 2011
		(Unaudited)		
Cash and Cash Equivalents	$	23,408	$	29,332
Accounts Receivable, net		170,707		170,805
Inventory		58,181		53,214
Other Current Assets		39,141		33,197
Total Current Assets		291,437		286,548
Property, Plant and Equipment, net		118,665		115,295
Intangibles, Goodwill and Other Long Term Assets, net		212,571		209,030
Total Assets	$	622,673	$	610,873
LIABILITIES AND EQUITY:				
Short-Term Debt & Lease Obligations	$	623	$	2,344
Accounts Payable		51,280		57,639
Other Current Liabilities		74,274		83,212
Total Current Liabilities		126,177		143,195
Long-Term Debt & Lease Obligations	$	206,053	$	223,075
Other Long-Term Liabilities		66,290		62,948
Total Equity		224,153		181,655
Total Liabilities and Equity	$	622,673	$	610,873

CORE LABORATORIES N.V. & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(amounts in thousands)
(Unaudited)

		Six Months Ended 30 June 2012
CASH FLOWS FROM OPERATING ACTIVITIES	$	100,894
CASH FLOWS FROM INVESTING ACTIVITIES		(14,754)
CASH FLOWS FROM FINANCING ACTIVITIES		(92,064)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(5,924)
CASH AND CASH EQUIVALENTS, beginning of period		29,332
CASH AND CASH EQUIVALENTS, end of period	$	23,408

Non-GAAP Information

Management believes that the exclusion of certain income and expenses enables it to evaluate more effectively the Company's operations period-over-period and to identify operating trends that could otherwise be masked by the excluded Items. For this reason, we used certain non-GAAP measures that exclude these Items; and we feel that this presentation provides the public a clearer comparison with the numbers reported in prior periods.

Reconciliation of Operating Income
(amounts in thousands)
(Unaudited)

	Three Months Ended 30 June 2012		Three Months Ended 30 June 2011	
Operating income	$	72,126	$	57,803
NYSE Euronext listing-related costs		683		—
Legal entity realignment		1,860		711
One-time severance benefits and other personnel costs		—		3,665
Foreign exchange losses		1,355		—
Operating income excluding specific items	$	76,024	$	62,179

Reservoir Description

	Three Months Ended 30 June 2012		Three Months Ended 30 June 2011	
Operating income	$	38,076	$	26,629
One-time severance benefits and other personnel costs		—		3,665
Foreign exchange losses		828		—
Operating income excluding specific items	$	38,904	$	30,294

	Production Enhancement Three Months Ended 30 June 2012		Reservoir Management Three Months Ended 30 June 2012	
Operating income	$	29,564	$	7,113
Foreign exchange losses		584		29
Operating income excluding specific items	$	30,148	$	7,142

Reconciliation of Net Income
(amounts in thousands)
(Unaudited)

	Three Months Ended 30 June 2012		Three Months Ended 30 June 2011	
Net income	$	52,916	$	40,451
NYSE Euronext listing-related costs (net of tax)		517		—
Legal entity realignment (net of tax)		1,408		521
One-time severance benefits and other personnel costs (net of tax)		—		2,687
Foreign exchange losses (net of tax)		1,026		—
Loss on exchange of Notes		—		210
Impact of lower effective tax rate		(517)		—
Net income excluding specific items	$	55,350	$	43,869

Reconciliation of Earnings Per Diluted Share
(Unaudited)

	Three Months Ended 30 June 2012		Three Months Ended 30 June 2011	
Earnings per diluted share	$	1.11	$	0.83
NYSE Euronext listing-related costs (net of tax)		0.01		—
Legal entity realignment (net of tax)		0.03		0.01
One-time severance benefits and other personnel costs (net of tax)		—		0.06
Foreign exchange losses (net of tax)		0.02		—
Loss on exchange of Notes		—		—
Impact of lower effective tax rate		(0.01)		—
Earnings per diluted share excluding specific items	$	1.16	$	0.90

Free Cash Flow

Core uses the non-GAAP measure of free cash flow to evaluate its cash flows and results of operations. Free cash flow is an important measurement because it represents the cash from operations, in excess of capital expenditures, available to operate the business and fund non-discretionary obligations. Free cash flow is not a measure of operating performance under GAAP, and should not be considered in isolation nor construed as an alternative consideration to operating income, net income, earnings per share, or cash flows from operating, investing, or financing activities, each as determined in accordance with GAAP. You should also not consider free cash flow as a measure of liquidity. Moreover, since free cash flow is not a measure determined in accordance with GAAP and thus is susceptible to varying interpretations and calculations, free cash flow as presented may not be comparable to similarly titled measures presented by other companies.

Computation of Free Cash Flow
(amounts in thousands)
(Unaudited)

	Three Months Ended 30 June 2012	Six Months Ended 30 June 2012
Net cash provided by operating activities	$ 47,105	$ 100,894
Capital expenditures	(7,597)	(14,894)
Free cash flow	$ 39,508	$ 86,000

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